UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

Resignation of KPMG LLP and Appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm

As previously reported, Endava plc (the “Company”) proposed to its shareholders for approval at the Annual General Meeting (as defined below) in December 2022 that PricewaterhouseCoopers LLP (“PwC”) be appointed to serve as the Company’s U.K. statutory auditor and the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. This decision was taken following a competitive audit tender.

On November 10, 2022, KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022, tendered its resignation, effective immediately, ahead of the Company’s 2022 Annual General Meeting on December 12, 2022 (the “Annual General Meeting”). Upon KPMG’s resignation, the Company’s board of directors appointed PwC as the Company’s U.K. statutory auditor and independent registered public accounting firm, subject to shareholder approval at the Annual General Meeting. On December 12, 2022, the Company’s shareholders approved the appointment of PwC as the Company’s U.K. statutory auditor and independent registered public accounting firm at the Annual General Meeting.

During the fiscal years ended June 30, 2022 and 2021, KPMG did not issue any reports on the financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles.

In addition, during the fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or any “reportable event” as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, except that KPMG advised the Company of the material weakness in our internal control over financial reporting disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021. The material weakness related to the lack of an effective risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables.

We provided KPMG with a copy of the foregoing disclosure and have requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG’s letter, dated as of December 13, 2022, in which KPMG states that it agrees with the above disclosure, is furnished herewith as Exhibit 15.1.

During the two fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022, neither the Company nor anyone acting on the Company’s behalf consulted with PwC regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (3) any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F).

During the two fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022 there are no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F), except that during the fiscal year ended June 30, 2021, PwC provided certain services which advised the registrant on the internal controls necessary for the Company to develop reliable financial statements.

The information contained in this Form 6-K is hereby expressly incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900 and 333-268067), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description
15.1	Letter from KPMG LLP to the Securities and Exchange Commission, dated December 13, 2022

* Exhibit 15.1 to this Form 6-K, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 13, 2022	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer